

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
10953 N. Frank Lloyd Wright Boulevard Suite 108
Scottsdale, AZ 85259

> **Re: CBD Life Sciences Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 5, 2024**
> **File No. 024-12430**

Dear Lisa Nelson:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed June 5, 2024

Cover Page

1. We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range. Please revise your disclosure to clearly include either a fixed price or a bona fide price range in reliance on Rule 253(b). See Items 1(e) and 1(j) of Part II of Form 1-A.

Offering Circular Summary, page 2

2. We note your response to our prior comment 7; however, your disclosure continues to reference a "specialized" extraction process on page 2. Please either explain the use of the term "specialized" in this context or remove the reference as you have done elsewhere.

Lisa Nelson
CBD Life Sciences Inc.
June 17, 2024
Page 2

<u>General</u>

3.   Please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.

      Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan, Esq.